July 27, 2010

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention:  Jeffrey Riedler
Assistant Director

Re:	Flagstone Reinsurance Holdings, S.A. Registration Statement on Form S-3 filed June 23, 2010, as amended on July 20, 2010 File No. 167693

Dear Mr. Riedler:

This letter is in response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission in your comment letter dated July 23, 2010 (the “Comment Letter”) to Flagstone Reinsurance Holdings, S.A. (the “Company”) with respect to the above-referenced registration statement on Form S-3 (the “S-3 Registration Statement”).  Enclosed herewith is a copy of Amendment No. 2 to the S-3 Registration Statement, which has been marked to indicate the changes made to Amendment No. 1 to the S-3 Registration Statement filed on July 20, 2010.

The numbered paragraphs and headings below correspond to the headings set forth in the Comment Letter.  The Staff’s comments are set forth in italics below followed by the Company’s responses.

Exhibit 5.1

1.
We are reissuing prior comment 2 with regard to Section 5.1.16.  Please revise the 5.1 legal opinion to indicate that the assumption in Section 5.1.16 only applies at the time of the resale of the securities.  It is not appropriate for the assumption to apply as of the date of the opinion.

Revisions have been made to page 4 of Exhibit 5.1 to the S-3 Registration Statement in response to your comment.

Please call our attorneys at Cravath, Swaine & Moore LLP − specifically LizabethAnn R. Eisen at (212) 474-1930 or Sarkis Jebejian at (212) 474-1188 − if you have any questions regarding this submission.

Very truly yours,

/s/ William Fawcett
William Fawcett
General Counsel

cc:

Jennifer Riegel
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3561

LizabethAnn R. Eisen, Esq.
Sarkis Jebejian, Esq.
Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, New York 10019